UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 27, 2005

SNB BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

TEXAS	**000-50904**	**76-0472829**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

14060 Southwest Freeway, Sugar Land, Texas 77478

(Address of principal executive offices and Zip Code)

Registrant's telephone number including area code: **(281) 269-7200**

(Former name or former address, if changed since last report): **Not applicable**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operations and Financial Condition**

On January 27, 2005, SNB Bancshares, Inc. publicly disseminated a news release announcing its financial results for the fourth quarter and year ending December 31, 2004. A copy of the news release is attached as Exhibit 99.1 and incorporated herein by reference.

As provided in General Instruction B.2 to Form 8-K, the information furnished in Item 2.02 and Exhibit 99.1 of this Current Report on Form 8-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act'), or otherwise subject to the liabilities of that section, and such information shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01   **Financial Statements and Exhibits**

(c) Exhibits. The following materials are filed as exhibits to this Current Report on Form 8-K:

Exhibit No.	Description
99.1	News Release issued by SNB Bancshares, Inc. dated January 27, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SNB BANCSHARES, INC.

Date: January 27, 2005   By: /s/ R. Darrell Brewer

                                                                              R. Darrell Brewer
                                                                              Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release issued by SNB Bancshares, Inc. dated January 27, 2005

EXHIBIT 99.1



14060 Southwest Freeway
Sugar Land, Texas 77478

For More Information, Contact

Southern National Bank of Texas
R. Darrell Brewer, CFO
(281) 269-7271
www.snbtx.com

NEWS RELEASE

FOR IMMEDIATE RELEASE

SNB Bancshares, Inc. Announces Strong Results for Fourth Quarter and Year

- Net Earnings for the Fourth Quarter up 89.2% to $1.5 million

- Year-to-date Earnings Per Share up 37.5% to $0.66 (Diluted)

- Fourth Quarter Loan Growth of 39.0%

SUGAR LAND, TEXAS (January 27, 2005) - SNB Bancshares, Inc. (NASDAQ: SNBT), a Sugar Land bank holding company with assets of $1.1 billion, and the parent company of Southern National Bank of Texas, a community-oriented, independent bank with offices in both Harris and Fort Bend Counties, today reported strong growth both in net earnings and in assets for the fourth quarter and the year ended December 31, 2004. Net earnings for the quarter were $1.5 million or $0.12 per diluted share, an increase of $712 thousand or 89.2%, compared with $799 thousand or $0.11 per diluted share for the fourth quarter of 2003. The slight increase in diluted earnings per share for the fourth quarter of 2004 compared with the same period in 2003, notwithstanding the significant increase in net earnings, is due to the 5,436,364 shares of common stock issued in connection with our Initial Public Offering in August 2004. Net earnings for the year ended December 31, 2004 were $6.0 million or $0.66 per diluted share, an increase of $2.6 million or 75.7%, compared with $3.4 million or $0.48 per diluted share for 2003.

"The fourth quarter of 2004 represented our first full quarter as a publicly-traded company," said Harvey E. Zinn, President and Chief Executive Officer. "During August 2004 we completed our successful Initial Public Offering, which added $52.2 million to our capital, and we remain excited about our future as a publicly-traded company. Our shareholders' equity at December 31, 2004 was $86.5 million compared to $30.8 million at December 31, 2003, an increase of 181.0%."

Continued Mr. Zinn, "We are pleased with our earnings growth, both for the fourth quarter of 2004 and for the year, compared with the same periods a year ago. We continue to seek quality loan growth which has resulted in a 39.0% increase in average loans for the fourth quarter, compared with the fourth quarter of 2003. Notwithstanding our earnings growth in 2004, our earnings are expected to be negatively impacted by generally rising interest rates, principally due to our continued liability sensitive position. In addition, we expect to incur increased expenses related to compliance with the Sarbanes-Oxley internal control system requirements that become effective this year. Consequently, management has established an initial earnings estimate for the full year 2005 of $0.43 to $0.46 per diluted share. Also, during 2005, our EPS will continue to be affected by the increased shares outstanding as a result of our IPO completed during August 2004. For 2004, we had 8,899,465 total weighted average shares outstanding. During 2005, we anticipate that we will have approximately 12,432,653 total weighted average shares outstanding, or approximately 39.7% more shares, assuming no option exercises, stock issuances or stock repurchases."

Said Zinn, "During 2004, and specifically since June 30th, the Federal Reserve raised the benchmark Fed funds rate five times, each a quarter-point increase, taking the Fed funds rate from 1.00% to 2.25% by year end. Because we are liability sensitive, we have more liabilities subject to such increases than we do interest-earning assets. We are pleased with our management of our net interest margin ("NIM") during this time, which saw us record a NIM of 2.85% for the year ended December 31, 2004 compared with 3.07% for the year ended December 31, 2003. For the fourth quarter of 2004, our NIM was 2.94%, up 0.13% compared with 2.81% for the fourth quarter of 2003. Comparing our NIM for the linked third quarter of 2004, we saw an increase of 0.09%, with the fourth quarter 2004 NIM of 2.94%, compared to the third quarter 2004 NIM of 2.85%. However, we anticipate that we will experience more pressure on our net interest income and on our NIM during 2005 if the Federal Reserve continues its plan of measured increases."

Lisa Simon, Chairman of the Board, added, "Our strong equity position will allow us to expand our market area, and we took our first step in that direction by opening a de novo branch in Katy, Texas on October 12, 2004. We remain focused on our intermediate and long-term strategies of increasing our market area, increasing core deposits and changing the mix of our interest-earning assets by increasing our loan portfolio as a percentage of earning assets."

FOURTH QUARTER RESULTS

Net earnings for the fourth quarter of 2004 were $1.5 million compared with $799 thousand for the same quarter of 2003, an increase of $712 thousand or 89.2%. The increase was primarily due to a $2.3 million increase in net interest income, partially offset by a $1.3 million increase in non-interest expense.

Net earnings were $0.12 per diluted share compared with $0.11 per diluted share for the fourth quarter of 2003. We posted returns on average assets of 0.54% and 0.37% for the fourth quarters ended December 31, 2004 and 2003, respectively. Returns on average equity were 6.91% and 10.49% for the fourth quarters ended December 31, 2004 and 2003, respectively.

Net Interest Income

Net interest income for the fourth quarter of 2004 increased $2.3 million or 39.4% to $8.0 million, compared with $5.7 million for the same period in 2003. The increase was primarily due to a 33.4% increase in average earning assets, partially offset by the combined effect of a 27.6% increase in interest-bearing liabilities and a 0.28% increase in weighted average rates on interest-bearing liabilities from 2.00% for the three months ended December 31, 2003 to 2.28% for the three months ended December 31, 2004. The average balance of interest-earning assets increased $270.0 million from the quarter ended December 31, 2003 compared with the same period in 2004, while the average yield increased 0.28% to 4.82% from 4.54%. The average balance of interest-bearing liabilities increased $199.5 million for the three months ended December 31, 2004, compared with the same period in 2003. Our net interest margin on a tax equivalent basis increased 0.13% to 2.94% for the quarter ended December 31, 2004, compared with 2.81% for the same period in 2003.

Non-interest Expense

Non-interest expense for the fourth quarter of 2004 was $5.4 million compared with $4.1 million for the fourth quarter of 2003, an increase of $1.3 million, or 30.3%. This $1.3 million increase in non-interest expense was principally the result of a $545 thousand increase in other real estate expenses and a $491 thousand increase in salaries and employee benefits due primarily to increased staffing. Of the $545 thousand increase in other real estate expenses, approximately $535 thousand related to valuation adjustments to the carrying value of the related properties. The book value of ORE, as a result of these value write-downs as well as sales of ORE, was $895 thousand at December 31, 2004, compared with $2.2 million at September 30, 2004.

RESULTS FOR YEAR ENDED DECEMBER 31, 2004

Net earnings for the year ended December 31, 2004 were $6.0 million, an increase of $2.6 million or 75.7%, compared with $3.4 million for the year ended December 31, 2003, primarily due to a $7.5 million increase in net interest income, partially offset by a $3.3 million increase in non-interest expense, and a $1.3 million increase in the provision for Federal income taxes. Diluted earnings per share for the year ended December 31, 2004 were $0.66, compared with $0.48 per share for the same period in 2003. We posted returns on average assets of 0.58% and 0.47% for the years ended December 31, 2004 and 2003, respectively. Returns on average equity were 11.97% and 11.13% for the years ended December 31, 2004 and 2003, respectively.

Net Interest Income

For the year ended December 31, 2004, net interest income increased $7.5 million to $28.7 million compared with $21.2 million for the year ended December 31, 2003. This increase is primarily due to a $316.7 million increase in average earning assets, partially offset by a $282.0 million increase in interest-bearing liabilities. The average yield of interest-earning assets for the year ended December 31, 2004, decreased 0.18% to 4.57% from 4.75%. The average rate of interest-bearing liabilities for the year ended December 31, 2004, compared with the same period in 2003, increased 0.04% to 2.04% from 2.00%. Our net interest margin on a tax equivalent basis decreased 0.22% to 2.85% for the year ended December 31, 2004 from 3.07% for the year 2003.

Non-interest Income

For the year ended December 31, 2004, non-interest income decreased to $2.1 million compared with $2.3 million for the year 2003, primarily due to a $180 thousand decrease in the net gains on sales of securities.

Non-interest Expense

Non-interest expense for the year ended December 31, 2004 was $18.7 million compared with $15.5 million for the year ended December 31, 2003, an increase of $3.2 million or 21.0%, primarily due to an increase of $2.0 million in salaries and employee benefits and a $904 thousand increase in other non-interest expense. Approximately $724 thousand of the $904 thousand increase in other non-interest expense was related to other real estate expenses, including $116 thousand in property taxes and $535 thousand in valuation expense related to the carrying value of the properties.

ASSET QUALITY

Nonperforming assets as of December 31, 2004 were $4.4 million, a decrease compared with $4.6 million at December 31, 2003, and down from $6.4 million at September 30, 2004. As a percentage of total loans and other real estate owned, nonperforming assets were 0.73% as of December 31, 2004, down from 1.07% as of December 31, 2003 and from 1.15% as of September 30, 2004.

For the year ended December 31, 2004, we recorded a provision for loan losses of $3.0 million compared with $2.8 million for the year 2003. The increase in the provision was due primarily to the increase in the size of the loan portfolio. At December 31, 2004, the allowance for loan losses as a percentage of total loans was 1.36% compared with 1.33% at December 31, 2003.

Net charge-offs for the year ended December 31, 2004 totaled $479 thousand, compared with $1.2 million for the same period in 2003.

THE COMPANY

SNB Bancshares, Inc. (the "Company") is a bank holding company headquartered approximately 15 miles southwest of downtown Houston in Sugar Land, Texas, the largest city in fast growing Fort Bend County. The Company, with total assets of $1.1 billion, total loans of $598.7 million, total deposits of $868.4 million and total shareholders' equity of $86.5 million, as of December 31, 2004, has four full-service branches in Harris and Fort Bend Counties.

CONFERENCE CALL

In conjunction with SNB Bancshares, Inc.'s (SNBT) Fourth Quarter Earnings Release, scheduled after the market closes on Thursday, January 27, 2005, management will host a conference call for analysts and investors at 10:30 a.m., Eastern Time (9:30 a.m., Central Time) on Friday, January 28, 2005. Interested parties may participate by calling (800) 798-2864 and entering the access code 49622179. The conference call will also be available via the Internet by accessing the Investor Relations section of the Company's website http://www.snbtx.com. An audio archive of the call will be available at the same website address beginning on January 28, 2005.

Notice under the Private Securities Litigation Reform Act of 1995

Except for historical information contained herein, this press release may constitute forward-looking statements for the purposes of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and as such, may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from the results, performance or achievements expressed or implied by such forward-looking statements. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Act of 1995, and is including this statement for purposes of said safe harbor provisions.

The Company's actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, the following: (a) the effects of future economic and business conditions on the Company and our customers; (b) changes in governmental legislation and regulations; (c) the risks of changes in interest rates; (d) competition from other banks and financial institutions for customer deposits and loans; (e) the failure of assumptions underlying the establishment of reserves for loan losses; (f) changes in the levels of loan prepayments and the resulting effects on the value of the Company's loan portfolio; (g) the failure of assumptions underlying the establishment of and provisions made to the allowance for loan losses; (h) the effect of changes in accounting policies and practices which may be adopted by regulatory agencies and/or the Financial Accounting Standards Board; (i) technological changes; (j) acquisition and integration of acquired businesses; (k) the loss of senior management or operating personnel and the potential inability to hire qualified personnel at reasonable compensation levels; (l) acts of terrorism; and (m) other risks and uncertainties listed from time to time in the Company's reports filed with the Securities and Exchange Commission.

Contacts:

R. Darrell Brewer, CFO
(281) 269-7271
brewerd@snbtx.com

Whitney Rowe, Investor Relations & Corp. Secretary
(281) 269-7220
rowew@snbtx.com

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands, except outstanding shares
and per share data)
(Unaudited)

	For the Three Months Ended December 31,			For the Year Ended December 31,		
	2004	2003	% chg	2004	2003	% chg
EARNINGS SUMMARY:						
Net earnings	$ 1,511	$ 799	89.2%	$ 6,005	$ 3,417	75.7%
Basic earnings per share	0.12	0.11	9.1	0.67	0.49	38.1
Diluted earnings per share	0.12	0.11	9.1	0.66	0.48	37.5
Weighted average shares outstanding:						
Common stock	9,752,284	3,710,023	162.9	5,999,150	3,707,911	61.8
Class B stock	2,679,498	3,283,966	(18.4)	2,900,315	3,286,078	(11.7)
Total	12,431,782	6,993,989	77.7	8,899,465	6,993,989	27.2
Shares outstanding at end of period:						
Common stock	9,753,612	3,735,523	161.1	9,753,612	3,735,523	161.1
Class B stock	2,679,041	3,258,466	(17.8)	2,679,041	3,258,466	(17.8)
Total	12,432,653	6,993,989	77.8	12,432,653	6,993,989	77.8
EARNINGS STATEMENT DATA:						
Interest income:						
Loans	$ 9,161	6,371	43.8%	30,778	24,200	27.2%
Securities:						
Taxable	3,992	2,977	34.1	15,527	8,904	74.4
Nontaxable	111	22	398.6	202	96	111.0
Federal funds sold and earning deposits	19	7	167.8	154	38	301.1
Total interest income	13,283	9,377	41.7	46,661	33,238	40.4
Interest expense:						
Demand deposits	1,323	720	83.7	4,514	2,757	63.7
Certificates and other time deposits	2,333	2,159	8.1	9,041	6,753	33.9
Other borrowings	1,639	769	113.2	4,451	2,549	74.6
Total interest expense	5,295	3,648	45.1	18,006	12,059	49.3
Net interest income	7,988	5,729	39.4	28,655	21,179	35.3
Provision for loan losses	675	720	(6.3)	2,950	2,821	4.6
Net interest income after provision	7,313	5,009	46.0	25,705	18,358	40.0
Noninterest income:						
Service charges on deposit accounts	163	199	(18.4)	786	873	(10.0)
Gain on sale of securities-net	0	0	0.0	700	880	(20.4)
Other	182	133	37.2	634	556	14.0
Total noninterest income	345	332	3.8	2,120	2,309	(8.2)
Noninterest Expense:						
Salaries and employee benefits	2,980	2,489	19.7	11,365	9,328	21.8
Net occupancy expense	470	464	1.2	1,820	1,679	8.4
Data processing	377	292	29.4	1,218	1,163	4.7
Legal and professional fees	205	151	35.1	653	571	14.3
FDIC deposit insurance premium	31	22	39.6	115	83	37.4
Other	1,317	712	85.1	3,569	2,665	33.9
Total noninterest expense	5,380	4,130	30.3	18,740	15,489	21.0
Earnings before income taxes	2,278	1,211	88.1	9,085	5,178	75.4
Provision for income taxes	767	412	86.3	3,080	1,761	74.9
Net earnings	$ 1,511	799	89.2%	6,005	3,417	75.7%

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands, except outstanding shares
and per share data)
(Unaudited)

	4Q 2004	3Q 2004	2Q 2004	1Q 2004	4Q 2003
EARNINGS STATEMENT DATA:					
Interest income:					
Loans	$ 9,161	$ 8,031	$ 7,085	$ 6,501	$ 6,371
Securities:					
Taxable	3,992	4,184	4,030	3,321	2,977
Nontaxable	111	50	19	22	22
Federal Funds Sold	19	14	22	99	7
Total interest income	13,283	12,279	11,156	9,943	9,377
Interest expense:					
Demand deposits	1,323	1,215	1,025	951	720
Certificates and other time deposits	2,333	2,179	2,336	2,193	2,159
Other borrowings	1,639	1,319	827	666	769
Total interest expense	5,295	4,713	4,188	3,810	3,648
Net interest income	7,988	7,566	6,968	6,133	5,729
Provision for loan losses	675	625	900	750	720
Net interest income after provision	7,313	6,941	6,068	5,383	5,009
Noninterest income:					
Service charges on deposit accounts	163	193	193	237	199
Gain on sale of securities-net	0	197	144	359	0
Other	182	153	151	148	133
Total noninterest income	345	543	488	744	332
Noninterest Expense:					
Salaries and employee benefits	2,980	2,944	2,757	2,684	2,489
Net occupancy expense	470	483	428	439	464
Data processing	377	284	271	286	292
Legal and professional fees	205	158	153	137	151
FDIC deposit insurance premium	31	31	28	25	22
Other	1,317	831	773	648	712
Total noninterest expense	5,380	4,731	4,410	4,219	4,130
Income before income taxes	2,278	2,753	2,146	1,908	1,211
Provision for income taxes	767	935	729	649	412
Net income	$ 1,511	$ 1,818	$ 1,417	$ 1,259	$ 799
Basic EPS	$ 0.12	$ 0.20	$ 0.20	$ 0.18	$ 0.11
Diluted EPS	$ 0.12	$ 0.19	$ 0.20	$ 0.17	$ 0.11
Weighted average shares outstanding:					
Common stock	9,752,284	6,456,156	3,974,575	3,767,320	3,710,023
Class B stock	2,679,498	2,680,521	3,019,414	3,226,669	3,283,966
Total	12,431,782	9,136,677	6,993,989	6,993,989	6,993,989

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands)
(Unaudited)

	Q4 2004	Q4 2003	% chg	Year ended December 31, 2004	2003	% chg
BALANCE SHEET AVERAGES:						
Loans	$ 579,459	$ 417,004	39.0%	$ 509,142	$ 383,844	32.6%
Allowance for loan losses	(7,748)	(5,611)	38.1	(6,868)	(4,788)	43.4
Loans, net	571,711	411,393	39.0	502,274	379,056	32.5
Investment securities	496,204	389,132	27.5	482,626	302,590	59.5
Federal funds sold	1,496	1,518	(1.4)	8,945	1,058	745.5
Interest-earning deposits in other financial institutions	1,849	1,325	39.5	5,830	2,387	144.2
Cash and due from banks	16,316	22,405	(27.2)	15,533	26,543	(41.5)
Premises and equipment	15,453	12,776	21.0	13,466	11,784	14.3
Accrued interest receivable and other assets	14,328	9,020	58.8	13,275	6,834	94.2
Total assets	$ 1,117,357	$ 847,569	31.8%	$ 1,041,949	$ 730,252	42.7%
Demand deposits	$ 103,502	$ 90,916	13.8%	$ 104,725	$ 95,080	10.1%
NOW, savings, and money market accounts	325,857	254,539	28.0	334,865	236,022	41.9
Time deposits	351,178	344,652	1.9	368,015	259,968	41.6
Total deposits	780,537	690,107	13.1	807,605	591,070	36.6
Other borrowed funds	207,593	85,970	141.5	142,498	78,063	82.5
Notes payable to bank	-	-	0.0	-	1,651	(100.0)
Junior subordinated debentures	38,250	38,250	0.0	38,250	25,934	47.5
Accrued interest payable and other liabilities	3,977	2,997	32.7	3,440	2,825	21.8
Total liabilities	1,030,357	817,324	26.1	991,793	699,543	41.8
Shareholders' equity	87,000	30,245	187.7	50,156	30,709	63.3
Total liabilities and shareholders' equity	$ 1,117,357	$ 847,569	31.8%	$ 1,041,949	$ 730,252	42.7%

	December 31, 2004	2003	
PERIOD END BALANCES:			
Loans	$ 598,717	$ 424,479	41.0%
Allowance for loan losses	(8,121)	(5,650)	43.7
Loans, net	590,596	418,829	41.0
Investment securities	488,523	412,620	18.4
Federal funds sold	-	3,195	(100.0)
Interest-earning deposits in other financial institutions	441	501	(12.0)
Cash and due from banks	20,794	27,427	(24.2)
Premises and equipment	16,137	12,691	27.2
Accrued interest receivable and other assets	13,566	8,578	58.1
Total assets	$ 1,130,057	$ 883,841	27.9%
Demand deposits	$ 110,858	$ 101,749	9.0%
NOW, savings, and money market accounts	398,051	295,389	34.8
Time deposits	359,477	336,833	6.7
Total deposits	868,386	733,971	18.3
Other borrowed funds	132,900	77,800	70.8
Junior subordinated debentures	38,250	38,250	0.0
Accrued interest payable and other liabilities	4,062	3,053	33.0
Total liabilities	1,043,598	853,074	22.3
Shareholders' equity	86,459	30,767	181.0
Total liabilities and shareholders' equity	$ 1,130,057	$ 883,841	27.9%

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands)
(Unaudited)

	Q4 2004	3Q 2004	2Q 2004	1Q 2004	4Q 2003
QUARTERLY AVERAGE BALANCE SHEET HISTORY:					
Loans	**$ 579,459**	$ 533,607	$ 486,394	$ 436,066	$ 417,004
Allowance for loan losses	**(7,748)**	(7,258)	(6,501)	(5,949)	(5,611)
Loans, net	**571,711**	526,349	479,893	430,117	411,393
Investment securities	**496,204**	517,041	504,454	412,277	389,132
Federal funds sold	**1,496**	816	8,371	25,269	1,518
Interest-earning deposits in other financial institutions	**1,849**	2,985	956	17,607	1,325
Cash and due from banks	**16,316**	13,116	14,348	18,366	22,405
Premises and equipment	**15,453**	13,061	12,661	12,672	12,776
Accrued interest receivable and other assets	**14,328**	15,542	13,479	9,713	9,020
Total assets	**$ 1,117,357**	$ 1,088,910	$ 1,034,162	$ 926,021	$ 847,569
Demand deposits	**$ 103,502**	$ 111,968	$ 104,646	$ 98,717	$ 90,916
NOW, savings, and money market accounts	**325,857**	334,347	342,693	336,670	254,539
Time deposits	**351,178**	351,116	404,545	365,592	344,652
Total deposits	**780,537**	797,431	851,884	800,979	690,107
Other borrowed funds	**207,593**	199,093	110,287	51,683	85,970
Junior subordinated debentures	**38,250**	38,250	38,250	38,250	38,250
Accrued interest payable and other liabilities	**3,977**	3,536	3,423	2,816	2,997
Total liabilities	**1,030,357**	1,038,310	1,003,844	893,728	817,324
Shareholders' equity	**87,000**	50,600	30,318	32,293	30,245
Total liabilities and shareholders' equity	**$ 1,117,357**	$ 1,088,910	$ 1,034,162	$ 926,021	$ 847,569
PERIOD END BALANCES HISTORY:					
Loans	**$ 598,717**	$ 553,185	$ 512,416	$ 460,872	$ 424,479
Allowance for loan losses	**(8,121)**	(7,473)	(6,929)	(6,181)	(5,650)
Loans, net	**590,596**	545,712	505,487	454,691	418,829
Investment securities	**488,523**	503,584	533,477	448,373	412,620
Federal funds sold	**0**	1,735	6,100	28,200	3,195
Interest-earning deposits in other financial institutions	**441**	2,179	91	339	501
Cash and due from banks	**20,794**	13,692	17,292	21,151	27,427
Premises and equipment	**16,137**	13,837	12,825	12,628	12,691
Accrued interest receivable and other assets	**13,566**	13,797	16,624	9,765	8,578
Total assets	**$ 1,130,057**	$ 1,094,536	$ 1,091,896	$ 975,147	$ 883,841
Demand deposits	**$ 110,858**	$ 103,007	$ 114,401	$ 112,404	$ 101,749
NOW, savings, and money market accounts	**398,051**	356,036	362,283	328,232	295,389
Time deposits	**359,477**	356,154	379,572	403,267	336,833
Total deposits	**868,386**	815,197	856,256	843,903	733,971
Other borrowed funds	**132,900**	151,500	168,500	55,500	77,800
Junior subordinated debentures	**38,250**	38,250	38,250	38,250	38,250
Accrued interest payable and other liabilities	**4,062**	3,536	3,101	3,118	3,053
Total liabilities	**1,043,598**	1,008,483	1,066,107	940,771	853,074
Shareholders' equity	**86,459**	86,053	25,789	34,376	30,767
Total liabilities and shareholders' equity	**$ 1,130,057**	$ 1,094,536	$ 1,091,896	$ 975,147	$ 883,841

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands)
(Unaudited)

YIELD ANALYSIS:

	For the Three Months Ended December 31,					
	2004			2003		
	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
Assets:						
Interest-earning assets:						
Loans	$ 579,459	$ 9,161	6.19%	$ 417,004	$ 6,371	5.98%
Investment Securities	496,204	4,103	3.35	389,132	2,999	3.08
Federal funds sold	1,496	7	1.94	1,518	3	0.88
Interest-earning deposits in other financial institutions	1,849	12	2.60	1,325	4	1.05
Total interest-earning assets	1,079,008	13,283	4.82%	808,979	9,377	4.54%
Less allowance for loan losses	(7,748)			(5,611)		
Total interest-earning assets, net of allowance	1,071,260			803,368		
Non-earning assets:						
Cash and due from banks	16,316			22,405		
Premises and equipment	15,453			12,776		
Accrued interest receivable and other assets	14,328			9,020		
Total non-earning assets	46,097			44,201		
Total assets	$ 1,117,357			$ 847,569		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
NOW, savings, and money market accounts	$ 325,857	$ 1,323	1.62%	$ 254,539	$ 720	1.12%
Time deposits	351,178	2,333	2.64	344,652	2,159	2.49
Other borrowed funds	207,593	1,047	2.01	85,970	241	1.12
Junior subordinated debentures	38,250	592	6.05	38,250	528	5.40
Total interest-bearing liabilities	922,878	5,295	2.28%	723,411	3,648	2.00%
Noninterest-bearing liabilities:						
Demand deposits	103,502			90,916		
Accrued interest payable and other liabilities	3,977			2,997		
Total noninterest-bearing liabilities	107,479			93,913		
Total liabilities	1,030,357			817,324		
Shareholders' equity	87,000			30,245		
Total liabilities and shareholders' equity	$ 1,117,357			$ 847,569		
Net interest income		$ 7,988			$ 5,729	
Net interest spread			2.53%			2.53%
Net interest margin			2.94%			2.81%

(Dollars in thousands)

RATE VOLUME ANALYSIS:

	For the Three Months Ended December 31, 2004 Compared with the Same Period in 2003					
				Increase (Decrease) Due to Change in		
	Q4 2004	Q4 2003	Increase (Decrease)	Volume	Rate	Total
Interest-earning assets:						
Loans	$ 9,161	$ 6,371	$ 2,790	$ 2,441	$ 349	$ 2,790
Securities	4,103	2,999	1,104	830	274	1,104
Federal funds sold	7	3	4	-	4	4
Interest-bearing deposits in other financial institutions	12	4	8	1	7	8
Interest income	13,283	9,377	3,906	3,272	634	3,906
Interest-bearing liabilities:						
NOW, savings and money market accounts	1,323	720	603	200	403	603
Time deposits	2,333	2,159	174	41	133	174
Other borrowed funds	1,047	241	806	342	464	806
Junior subordinated deferrable interest debentures	592	528	64	-	64	64
Interest expense	5,295	3,648	1,647	583	1,064	1,647
Net interest income	$ 7,988	$ 5,729	$ 2,259	$ 2,689	$ (430)	$ 2,259

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands)
(Unaudited)

YIELD ANALYSIS:

	For the Years Ended December 31,					
	2004			2003		
	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
Assets:						
Interest-earning assets:						
Loans	$ 509,142	$ 30,778	5.95%	$ 383,844	$ 24,200	6.22%
Investment Securities	482,626	15,729	3.28	302,590	9,000	2.97
Federal funds sold	8,945	87	0.96	1,058	11	1.03
Interest-earning deposits in other financial institutions	5,830	67	1.13	2,387	27	1.12
Total interest-earning assets	1,006,543	46,661	4.57%	689,879	33,238	4.75%
Less allowance for loan losses	(6,868)			(4,788)		
Total interest-earning assets, net of allowance	999,675			685,091		
Non-earning assets:						
Cash and due from banks	15,533			26,543		
Premises and equipment	13,466			11,784		
Accrued interest receivable and other assets	13,275			6,834		
Total non-earning assets	42,274			45,161		
Total assets	$ 1,041,949			$ 730,252		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
NOW, savings, and money market accounts	$ 334,865	$ 4,514	1.35%	$ 236,022	$ 2,757	1.17%
Time deposits	368,015	9,041	2.46	259,968	6,753	2.60
Other borrowed funds	142,498	2,256	1.56	78,063	941	1.19
Notes payable to bank	-	-	-	1,651	53	3.21
Junior subordinated debentures	38,250	2,195	5.64	25,934	1,555	6.00
Total interest-bearing liabilities	883,628	18,006	2.04%	601,638	12,059	2.00%
Noninterest-bearing liabilities:						
Demand deposits	104,725			95,080		
Accrued interest payable and other liabilities	3,440			2,825		
Total noninterest-bearing liabilities	108,165			97,905		
Total liabilities	991,793			699,543		
Shareholders' equity	50,156			30,709		
Total liabilities and shareholders' equity	$ 1,041,949			$ 730,252		
Net interest income		$ 28,655			$ 21,179	
Net interest spread			2.53%			2.75%
Net interest margin			2.85%			3.07%

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands)
(Unaudited)

RATE VOLUME ANALYSIS:

	For the Year Ended December 31, 2004 Compared with the Same Period in 2003					
				Increase (Decrease) Due to Change in		
	2004	2003	Increase (Decrease)	Volume	Rate	Total
Interest-earning assets:						
Loans	$ 30,778	$ 24,200	$ 6,578	7,792	(1,214)	$ 6,578
Securities	15,729	9,000	6,729	5,355	1,374	6,729
Federal funds sold	87	11	76	79	(3)	76
Interest-bearing deposits in other financial institutions	67	27	40	40	-	40
Interest income	46,661	33,238	13,423	13,266	157	13,423
Interest-bearing liabilities:						
NOW, savings and money market accounts	4,514	2,757	1,757	1,154	603	1,757
Time deposits	9,041	6,753	2,288	2,807	(519)	2,288
Other borrowed funds	2,256	941	1,315	776	539	1,315
Notes payable to bank	-	53	(53)	(53)	-	(53)
Junior subordinated deferrable interest debentures	2,195	1,555	640	729	(89)	640
Interest expense	18,006	12,059	5,947	5,413	534	5,947
Net interest income	$ 28,655	$ 21,179	$ 7,476	$ 7,853	$ (377)	$ 7,476

SNB BANCSHARES, INC.
AND CONSOLIDATED SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands, except outstanding shares
and per share data)
(Unaudited)

LOAN PORTFOLIO:

	As of December 31, 2004		As of December 31, 2003	
	Amount	Percent	Amount	Percent
Business and industrial	$ 70,101	11.7%	$ 55,218	13.0%
Real estate:				
Construction and land development	123,655	20.7	65,628	15.5
Residential	126,200	21.1	117,593	27.7
Commercial mortgages	267,583	44.7	175,686	41.4
Consumer	12,592	2.1	11,092	2.6
Other	227	0.0	198	0.1
Gross loans	600,358	100.3	425,415	100.3
Less unearned discounts and fees	(1,641)	(0.3)	(936)	(0.3)
Total loans	$ 598,717	100.0%	$ 424,479	100.0%

NONPERFORMING ASSETS:

	As of December 31, 2004	As of December 31, 2003
Nonaccrual loans	$ 1,489	$ 2,496
Accruing loans past due 90 days or more	62	-
Restructured loans	1,917	2,015
Other real estate	895	40
Total nonperforming assets	$ 4,363	$ 4,551
Nonperforming assets to total loans and other real estate	0.73%	1.07%

ALLOWANCE FOR LOAN LOSSES:

	As of and for the Three Months Ended		As of and for the Years Ended	
	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003
Allowance for loan losses at beginning of period	$ 7,473	$ 5,329	$ 5,650	$ 4,006
Provision for loan losses	675	720	2,950	2,821
Charge-Offs:				
Business and industrial	0	(95)	(242)	(516)
Real estate	(27)	(362)	(262)	(673)
Consumer	(26)	(13)	(110)	(337)
Total charge-offs	(53)	(470)	(614)	(1,526)
Recoveries:				
Business and industrial	17	2	50	185
Real estate	3	51	63	51
Consumer	6	18	22	113
Total recoveries	26	71	135	349
Net charge-offs	(27)	(399)	(479)	(1,177)
Allowance for loan losses at end of period	$ 8,121	$ 5,650	$ 8,121	$ 5,650
Allowance for loan losses to end of period loans	1.36%	1.33%	1.36%	1.33%
Net charge-offs to average loans	0.00	0.10	0.09	0.31
Allowance for loans losses to end of period nonperforming loans	234.17	125.25	234.17	125.25

SELECTED RATIOS AND OTHER DATA:

	Q4 2004	Q4 2003	Year Ended 12/31 2004	Year Ended 12/31 2003
Return on average assets	0.54%	0.37%	0.58%	0.47%
Return on average equity	6.91	10.49	11.97	11.13
Leverage ratio	10.88	5.09	--	--
Tier 1 Capital to RWA ratio	17.74	8.84	--	--
Total Capital (Tier 1 + Tier 2) to RWA ratio	19.87	15.35	--	--
Average equity to average total assets	7.79	3.57	4.81	4.21
Yield on earning assets	4.82	4.54	4.56	4.75
Cost of funds with demand accounts	2.05	1.78	1.82	1.73
Net interest margin	2.94	2.81	2.85	3.07
Non-interest expense to average total assets	1.89	1.71	1.73	1.65
Efficiency ratio	64.55	68.13	62.31	68.51
End of period book value per share	$ 6.95	$ 4.40		
Full time equivalent employees	164	149		

COMMON STOCK PERFORMANCE (1):

	Fourth quarter 2004	For the period of 08/18/04 - 12/31/04
Market value of common stock - End of period	$ 14.75	$ 14.75
Market value of common stock - High	15.49	15.49
Market value of common stock - Low	11.76	10.00

	As of December 31, 2004
Book value of common stock	$ 6.95
Market/book value of common stock	212.10%
Price/12 month trailing earnings ratio	22.01 X

(1) The common stock began trading on the Nasdaq Stock Market National Market System on August 18, 2004